   Exhibit 99.1

Valcent Products Inc. Announces Two Appointments to Valcent Board

Robert Wingo, President  & CEO, Sanders\Wingo, Leading Southwestern Advertising Agency,
Appointed to Board

Naveen Aggarwal, Technologist from Active Intelligence,
Appointed to Valcent Board

El Paso, TX; December 20, 2006 – Valcent Products Inc. (OTCBB: VCTPF), announces the expansion of its Board and Board appointments as the Company prepares to launch their first product, the Nova Skin Care System, www.novaskincare.com  to market in January 2007.

The Company discloses that Robert V. Wingo, President and CEO of leading Southwestern advertising agency Sanders\Wingo, www.sanderswingo.com, joins the Valcent board. Commenting on the appointment of Wingo, Mr. Glen Kertz, CEO of Valcent Products, Inc., said “Robert’s leadership in strategy, business development and marketing has made him a trusted authority in the advertising arena.  We are pleased to welcome Mr. Wingo to our board as we prepare for the national launch of the Nova Skin Care System.  The insight and experience that Mr. Wingo brings will be of great benefit to our shareholders.  My fellow board members and I look forward to working with him.”

Mr. Wingo joined Sanders\Wingo in 1983.  Mr. Wingo’s leadership has been instrumental for clients like Farah USA, Fuddruckers, Dr. Scholl’s, AT&T, United States Postal Service, Shell Oil and the Greater El Paso Chamber of Commerce.  Mr. Wingo has received countless honors, including UTEP’s 2002 Gold Nugget award and the Silver Medal award from the American Advertising Federation.  Wingo was appointed by Governor Rick Perry to the Texas Economic Development Corporation.  He also sits on the Holocaust Museum Board of El Paso and has been recognized by Black Enterprise in its annual B.E. 100’s list for the past three years.

The Company also discloses the appointment of Naveen Aggarwal, Senior Vice President of Sales and Marketing at Active Intelligence Corp., a company which specializes in the systems integration of Oracle Retail’s (Retek) retail solutions portfolio.  Commenting on the appointment of Aggarwal, Mr. Glen Kertz, CEO of Valcent Products, Inc., said, “Mr. Aggarwal’s significant experience with a variety of technology and vertical markets adds great value to our board and will be of considerable benefit to our shareholders.”

Mr. Aggarwal has twenty four years experience in the technology sector and embraces a philosophy of flexibility, diversity, adaptability and innovation grounded in the fundamental principal of building relationships and providing solutions to advance corporate goals.  As Senior Vice President of Sales & Marketing for Active Intelligence, Mr. Aggarwal established the company as the sole delivery partner for Oracle Retail (Retek) training for North America. Mr. Aggarwal has held senior level positions at many leading international companies including Sun Microsystems, Quest Software, Netscape Communications and Northern Telecom. Mr. Aggarwal received degrees in Neurophysiology and Mathematics/Computer Science at the University of Toronto.

Mr. Carlton Parfit has, in order to facilitate the above appointments, resigned from the position of Director. The Company recognizes the contributions of Mr. Parfit and wishes him the best in his future.

   Exhibit 99.1

About Valcent Products, Inc.:

   Exhibit 99.1

Valcent Products Inc. (OTCBB: VCTPF) is the creator of the Nova Skin Care System.  Based in El Paso, the company features a team of world-class inventors, designers, marketers and production specialists who are creating and developing life-enhancing products with mass consumer appeal.

Additional products under development in the Consumer Division include the Dust Wolf, a Venetian blind and rough surface cleaner, and Tomorrow Gardens, a versatile technology that enables plants to grow up to 20% faster and stay fresh for six months inside a membrane using only ambient light and no water. For more information, visit: www.valcent.net.

Within its Industrial Division, Valcent is using its revolutionary membrane technology. It has developed a photosynthetic bioreactor which is projected to produce biodiesel-compatible vegetable oil at the rate of 180,000 gallons (4,286 barrels) per acre per year.  A one-quarter acre bioreactor pilot project, is under construction and will be in operation by the end of February, 2007 for this potentially world-changing, carbon absorbing source of inexpensive oil.

CUSIP: 918881103

Contacts:
Valcent Products Inc.
Steve McGuire
1-800-877-1626 or (604) 606-7979

Valcent Products Inc.
Bob Faris
1-800-877-1626 or (604) 606-7973
Website: www.valcent.net

Media Contact:
Vorticom, Inc.
Nancy Tamosaitis,
212.532.2208,
nancyt@vorticom.com

Safe Harbor statement under the Private Securities Litigation Reform Act of 1995: Except for historical information contained herein, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors effecting the company's operations, markets, products and prices and other factors discussed in the company's various filings with the Securities and Exchange Commission.